RE-C/478/2015/DFI

Curitiba, Sep. 15, 2015

VIA FACSIMILE AND EDGAR TRANSMISSION

Mr. William H. Thompson

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

20549 Washington, D.C. - USA

Re: Companhia Paranaense de Energia - Copel

Form 20-F for the Fiscal Year Ended on December 31, 2014

Filed on April 28, 2015

File No. 1-14668

Response to Staff Comment Letter dated August 18, 2015

Dear Mr. Thompson:

By letter dated August 18, 2015, the staff of the Securities and Exchange Commission (the “Staff”) provided certain comments on the annual report on Form 20-F filed on April 28, 2015 (the “2014 Form 20-F”) by Companhia Paranaense de Energia - Copel (“Copel”). This letter provides Copel’s responses to the Staff’s comments. For your convenience, we have reproduced below the Staff’s comments and have provided responses immediately below them. All page numbers refer to the 2014 Form 20-F.

Financial Statements

Notes to Consolidated Financial Statements

18. Property, Plant and Equipment

18.3. Changes in Property, Plant and Equipment, page F-45

1.	We note the increase in property, plant and equipment for the year ended December 31, 2014 due to the effect of the first consolidation of subsidiaries. We also note the increase in loans and financings disclosed in note 22.9 due to the effect of first consolidation of Sao Bento. It appears that the acquisition of Galvao Participacoes S.A. was the only acquisition during fiscal 2014. However, the composition of acquired assets and assumed liabilities disclosed in the table on page F-38 that were recognized on the acquisition date does not include any substantial non-current assets or liabilities. Please tell us what the effect of first consolidation of subsidiaries presented in notes 18.3 and 22.9 represent and the subsidiaries such assets and liabilities relate to. Please also tell us how to reconcile these disclosures to disclosure elsewhere in the financial statements.

The effect of first consolidation of subsidiaries in notes 18.3 and 22.9 reflects the acquisition of São Bento Energia, Investimentos e Participações S.A. The balance sheet of São Bento presented in note 17.1.1 to our financial statements was the parent company-only balance sheet, in which the investments in São Bento’s subsidiaries were accounted for using the equity method. In future filings on Form 20-F, we will revise note 17.1.1 to our financial

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statements to present balance sheet information of the acquired entity on a consolidated basis. Considering the revisions we will make in future filings on Form 20-F to the 2014 Form 20-F, note 17.1.1 would have read as follows:

On October 16, 2014, the Company purchased from Galvão Participações S.A. a 100% stake in São Bento Energia, Investimentos e Participações S.A. and its subsidiaries GE Olho D’Água S.A., GE Boa Vista S.A., GE Farol S.A. and GE São Bento do Norte S.A. This acquisition furthers Copel's strategic objective of increasing its participation in the energy generation industry by adding renewable sources to its energy mix.

We recognized the consolidated assets and assumed liabilities we acquired at fair value on the acquisition date, as follows:

9.30.2014	Acquired net assets
ASSETS	475,473
Current assets	72,766
Non-current assets	402,707
PP&E	402,707
LIABILITIES	351,056
Current liabilities	61,951
Loans and financing	288,911
Non-current liabilities	194
Equity	124,589

Consideration transferred	213,426
Intangible asset - Authorization rights	88,837

24. Post-employment Benefits, page F-63

2.	Please tell us your consideration of disclosing the characteristics of defined benefit plans and the risks associated with the plans as described in paragraph 139 of IAS 19.

In future filings on Form 20-F, we will revise notes 24.1, 24.2, 24.3, 24.4 and 24.5.10 to our financial statements to clarify information with respect to our post-retirement benefits, in a manner consistent with the following presentation:

24.1 Benefit Pension Plan

Benefit Pension Plan relates to (i) the Company’s unified pension plan, which is a Defined

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Benefit Plan (“BD”) in which benefits are based on the average salary of each individual during that individual's final three years of employment, and (ii) pension plan III, which is initially a Defined Contribution Plan (“CD”), but subsequently converts to a lifetime fixed pension upon retirement, the amount of which is determined in accordance with conversion criteria based on the individual’s balance at the time of retirement.

The costs of the Benefit Pension Plan assumed by the sponsor (the Company) are recognized according to annual actuarial evaluations for the BD and the guaranteed payments of the CD, prepared by independent actuaries in accordance with the rules established by the Technical Pronouncement IAS 19 (R1) and IFRC 14. The economic and financial assumptions for purposes of the actuarial evaluation are discussed with the independent actuaries and approved by the sponsors’ management.

The BD is a closed plan with no new participants since 1998, and only 45 active participants out of a total of 4.570 on December 31, 2014. The CD is the only available plan for new participants.

Current applicable legislation does not permit any significant reduction in contributions or reimbursements to the Company based on the current surplus in these plans. For this reason, the Company did not record an asset on its December 31, 2014 balance sheet reflecting any such right to reduce contributions or refund surplus or other amounts.

24.2. Healthcare Plan

The Company and its subsidiaries allocate resources for the coverage of healthcare expenses incurred by the participants of the plan (employees, retirees during their lifetime and pensioners during their lifetime with their dependents), within rules, limits, and conditions set in specific regulations.

24.3. Statement of financial position and statement of income

Amounts recognized in the statement of financial position, under Post-Employment Benefits, are summarized below:

.	12.31.2015	12.31.2014
Benefit Pension Plan		1,030
Healthcare plan		897,588
		898,618
Current		37,404
Non-current		861,214

The amounts recognized in the statement of income as follows:

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	12.31.2015	12.31.2014	12.31.2013
Benefit Pension Plan		66,971	66,069
Healthcare plan		153,528	129,604
		220,500	195,673

(-)Transfers to construction in progress		(18,957)	(19,478)
		201,542	176,196

24.4. Changes in post-employment benefits

As of 1.01.2013	701,049
Income statement expense	195,673
Actuarial gains and losses in shareholders' equity	216,967
Benefits paid to participants	(146,457)
As of 12.31.2013	967,232
Income statement expense	220,500
Actuarial gains and losses in shareholders' equity	(140,383)
Benefits paid to participants	(148,731)
As of 12.31.2014	898,618
Income statement expense
Actuarial gains and losses in shareholders' equity
Benefits paid to participants
As of 12.31.2015

[ . . . ]

24.5.10. Asset allocation and investment strategy

The asset allocation for the Company and its subsidiaries’ pension and healthcare plans, all of which are in Brazil, at the end of 2015 and the allocation goal for 2016, by asset category, are shown as follows:

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	Goal for 2016	2015
Fixed Income quoted debt instruments - Brazilian Federal Securities		88.6%
Variable income quoted equity instruments		3.7%
Loans - private debt instruments not quoted		1.6%
Real estate - land and buildings		1.9%
Investment funds		4.2%
		100.0%

24.5. Changes in post-retirement benefits, page F-64

3.	Please tell the items and their amounts included in each line item for the most recent year. In addition, please tell us how to reconcile pension and healthcare contributions to the contributions and distributions disclosed in note 24.5.6.

The response to item 2, above, sets forth a modified presentation of note 24.4 to our financial statements, which we will reflect in future filings on Form 20-F. The amounts presented in note 24.4 do not match those in note 24.5.6 because note 24.5.6 reflects the assets of the plans administered by Fundação Copel, the benefit plan administrator. In contrast, the amounts presented in note 24.4 are amounts that we recognize on our balance sheet, and applicable legislation imposes limits on our ability to recognize assets on our balance sheet based on changes to the plans administered by Fundação Copel.

24.5.4. Actuarial evaluation, page F-66

4.	Please refer to paragraphs 64 and 65 of IAS 19 and tell us why you have not recognized the defined pension plan asset.

As referred to in the response to comment 3, above, there was no asset to be recognized as of December 31, 2014 due to the limits imposed by applicable legislation on reducing Company contributions or refunding surplus amounts.

24.5.10. Asset allocation and investment strategy, page F-68

5.	Please tell us your consideration of disaggregating the fair value of plan assets into more detailed classes, including subdividing each class of plan asset to those that have a quoted market price and those that do not. Refer to paragraph 142 of IAS 19.

The response to item 2, above, sets forth a modified presentation of note 24.5.10 to present the plan assets broken down by asset class, which we will reflect in future filings on
Form 20-F.

26. Research and Development and Energy Efficiency

26.1. Balances recognized to invest in R&D (Research and Development) and EEP (Energy efficiency program), page F-69

6.	Please tell us what the amounts in the “invested and not concluded” and “balance receivable” columns represent.

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The Company’s generation, distribution and transmission contracts impose a legal obligation on the Company to invest, on an annual basis, 1% of the Company’s consolidated Net Operating Revenue in research and development programs and energy efficiency. This investment occurs in two ways: (1) in monthly payments to the Ministry of Mines and Energy (MME) and to the National Technological Development Fund (Fundo Nacional de Desenvolvimento Tecnológico - FNDCT); and (2) through investment in projects that meet the requirement of applicable Aneel rules. In the latter case, we book the total amount of such a project as a payable, and the obligation is only considered extinguished when all related project payments have been made.

All amounts in note 26.1 to our financial statements reflect payables to third parties. The column “Invested and not concluded” reflects amounts payable in connection with these projects, without considering offsetting prepayment amounts we may receive that are related to these payables. The column “Balance receivable” relates to amounts payable to regulatory agencies. In future filings on Form 20-F we will revise the headings to the columns in note 26 to our financial statements as follows:

•	we will change “Invested and not concluded” to “Amounts payable, before any related prepayments”;
•	we will change “Balance receivable” to “Amounts payable to regulatory agencies”; and
•	we will change “Balance Payable” to “Other amounts payable.”

29. Provision for Contingencies

29.1. Provision for litigation, page F-72

7.	It does not appear that the expected timing of any resulting outflows of economic benefits for each class of provision and the uncertainties about the amount or timing of those outflows required by paragraph 85 (a) and (b) of IAS 37 is disclosed. Please explain to us why you believe your disclosure complies with IAS 37 or revise future filings to provide the required disclosures. If applicable, provide us with a draft of any additional disclosures to be included in future filings.

In our future filings on Form 20-F, we will enhance disclosure in note 29 to our financial statements to describe the reasons for which we believe it is impracticable to provide meaningful information to investors regarding the expected timing of any outflows of economic benefits resulting from these proceedings, by adding language substantially as follows:

“Due to the slow pace and unpredictability of the proceedings for which a provision has been registered, the Company's senior management believes that, at the time of preparation of our financial statements, it was not practicable to provide meaningful information to investors regarding the expected timing of any outflows of economic benefits resulting from these proceedings.”

8.	We note that you provided a description of some of the individual items included in the provisions for supplier, civil and administrative, expropriations and property, and regulatory classes. However, it does not appear that similar disclosures are provided for tax, labor, easements and customer provision classes. In addition, it appears that you have not provided a brief description of the nature of the obligations for items you

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do not specifically identify in each class. Please provide us with a detailed analysis of how you determined the individual items in each class are sufficiently similar and may be aggregated. Finally, please tell us your consideration of providing a brief description of provisions and contingent liabilities not specifically identified in your disclosures.

Our most significant individual tax provision is in connection with a legal proceeding with respect to the Cofins tax, as set forth in footnote (a) to note 29.1 of our financial statements, and described in greater detail under the caption “Legal Proceedings — Tax and Social Contribution Claims” in our 2014 Form 20-F. We do not consider the other tax provisions to be sufficiently significant to require individual disclosure.

Our labor provisions mostly consist of a large number of individual labor claims, both by former Company employees and by employees of contractors and other parties with which we do business, in which the plaintiff makes a claim to be treated as if he or she were a Company employee. We aggregate labor claims because we consider them to be individually immaterial and significantly similar to one another.

With respect to provisions for customer claims and claims related to easements, we do not consider these claims to be sufficiently material to require individual disclosure.

29.2. Contingent liabilities, page F-74

9.	Please tell us how your disclosure provides the information required by paragraph 86(a), (b) and (c) or paragraph 91 of IAS 37 for your contingent liabilities.

In our future filings on Form 20-F, we will state in note 29.2 to our financial statements that this note describes contingent liabilities where we have not made provisions, but where we do not consider the possibility of any outflow in settlement to be remote (i.e., contingencies where we deem our likelihood of loss to be “possible”).

We believe that note 29.2 provides the required information even though it does not present the expected timing of any resulting outflows of economic benefits, since we believe it is impracticable to provide meaningful information to investors regarding the timing of these potential outflows. In our future filings on Form 20-F, we will enhance disclosure in note 29.2 to our financial statements by adding language substantially as follows:

“Due to the slow pace and unpredictability of the proceedings for which a provision has not been registered, but for which losses are not considered to be remote, the Company's senior management believes that, at the time of preparation of our financial statements, it was not practicable to provide meaningful information to investors regarding the expected timing of any outflows of economic benefits resulting from these proceedings.”

Copel hereby acknowledges that Copel is responsible for the adequacy and accuracy of the disclosure in the filings; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and that Copel may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Nicolas Grabar at Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2414.

Sincerely,

/s/ Luiz Eduardo da Veiga Sebastiani

Luiz Eduardo da Veiga Sebastiani

Chief Financial and

Investor Relations Officer

cc.: Nicolas Grabar - Cleary Gottlieb Steen & Hamilton LLP

Vistos: ____________ ____________ ____________ ____________ ____________

DFI

DREP/thaíse cópia: DFI

Protocolo 15357/2015